Exhibit 99.1

Approval of Spin-off

On August 27, 2013, the Board of Directors of Woori Finance Holdings Co., Ltd. (the “Company”) resolved to approve the proposed plan (the “Spin-off Plan”) to establish two new companies (each a “Spin-off Company” and, collectively, the “Spin-off Companies”) through a spin-off (the “Spin-off”) of the businesses of Woori Finance Holdings related to holding of the shares and thereby controlling the business operations of Kwangju Bank and Kyongnam Bank (such businesses, the “Kwangju Bank Business” and the “Kyongnam Bank Business,” respectively, and collectively, the “Spin-off Businesses”), pursuant to Articles 530-2 through 530-11 of the Commercial Code of Korea.

Key Details Relating to the Spin-off

•	Method of the Spin-off: see Exhibit 99.2 (Report of Material Event).

•	Purpose of the Spin-off: see Exhibit 99.2 (Report of Material Event).

•	Share allotment ratio: see Exhibit 99.2 (Report of Material Event).

•	Businesses and assets and liabilities to be transferred pursuant to the Spin-off: see Exhibit 99.2 (Report of Material Event).

•	Information relating to the Company following the Spin-off:

Name of the Company	Woori Finance Holdings Co., Ltd.
Financial figures after the Spin-off (as of June 30, 2013, in millions of Won):
Total Assets	15,829,854
Total Liabilities	3,591,001
Total Equity	12,238,853
Share Capital	3,381,392
Revenue of the surviving businesses for the most recent fiscal year (in millions of Won) (1)	25,794,270
Main business	Financial holding company
Whether to maintain listing on the KRX KOSPI Market of the Korea Exchange after the Spin-off	Yes

Note:

(1)	Represents the sum of the consolidated interest income, fee and commission income, dividend income, gain on financial assets/liabilities at fair value through profit or loss and other operating income (collectively, the “Operating Revenue”) of the Company for the most recent fiscal year less the Operating Revenue derived from the Spin-off Businesses for the most recent fiscal year.

•	Information relating to the Spin-off Companies:

Names of the Spin-off Companies (tentative)	KJB Financial Group Co., Ltd.		KNB Financial Group Co., Ltd.
Financial figures after the Spin-off (as of June 30, 2013, in millions of Won):
Total Assets	985,907		1,455,902
Total Liabilities	80,143		100,314
Total Equity	905,764		1,355,588
Share Capital	256,580		392,105
Revenue for the most recent fiscal year (in millions of Won)	1,164,060	(1)	1,798,571	(2)
Main business	Financial holding company		Financial holding company
Whether to be relisted on the KRX KOSPI Market of the Korea Exchange after the Spin-off	Yes		Yes

Note:

(1)	Represents the consolidated Operating Revenue of Kwangju Bank for the most recent fiscal year.
(2)	Represents the consolidated Operating Revenue of Kyongnam Bank for the most recent fiscal year.

•	Information relating to reduction of the Company’s capital: see Exhibit 99.2 (Report of Material Event).

•	Expected date of the extraordinary meeting of the Company’s shareholders to approve the Spin-off: see Exhibit 99.2 (Report of Material Event).

•	Period for creditors to file objections to the Spin-off: see Exhibit 99.2 (Report of Material Event).

•	Date of the Spin-off: see Exhibit 99.2 (Report of Material Event).

•	Expected date of registration of the Spin-off: see Exhibit 99.2 (Report of Material Event).

•	Other matters relating to the protection of investors: see Exhibit 99.2 (Report of Material Event).

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